                                August 8, 2005

VIA EDGAR

Re:	Chunghwa Telecom Co., Ltd.
Registration Statement on Form F-3
File No. 333-126417

Mr. Larry Spirgel

Assistant Director

Mr. Ted Yu

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 0407

Dear Mr. Spirgel and Mr. Yu:

On behalf of Chunghwa Telecom Co., Ltd. (the “Company”), we enclose Amendment No. 4 to the above referenced Registration Statement on Form F-3 (the “Registration Statement”).

In response to the oral comments of the Staff given to me on August 5, 2005, the Company has revised the “Enforceability of Civil Liabilities” section on pages 100 and 101 of the prospectus to include a discussion on the obtaining and enforcement of judgments against the Ministry of the Transportation and Communications in the Republic of China. Baker & McKenzie, the Company’s Republic of China counsel, has today supplementally provided to the Staff a memorandum discussing the Republic of China legal issues involved.

The Compapny has also included a cross reference to the “Enforceability of Civil Liabilities” section in the disclosure about the right of investors to pursue legal remedies against the Ministry of Transportation and Communications if the offering is finally determined to be invalid or illegal under Taiwan law in “Risk Factors — Risks Relating to This Offering — We face opposition to our privatization, and this offering may be subject to legal or other challenges” on page 9.

SIMPSON THACHER & BARTLETT LLP

-2-	August 8, 2005

In addition to the changes indicated above, the enclosed Amendment No. 4 to the Registration Statement has also been amended to reflect ordinary updates to the disclosure.

The Company wishes to inform the Staff that the preliminary prospectuses to be delivered to investors will be in the form set forth in Amendment No. 4 to the Registration Statement, and accordingly, no issue of re-circulation of the preliminary prospectuses as a result of the revised disclosure will arise.

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If you have any questions or comments, please do not hesitate to contact me (telephone: 011-852-2514-7650, e-mail: clin@stblaw.com, fax: 011-852-2869-7694), Eugene Lee (telephone: 011-852-2514-7690, e-mail: elee@stblaw.com, fax: 011-852-2869-7694) or Daniel Fertig (telephone: 011-852-2514-7660, e-mail: dfertig@stblaw.com, fax: 011-852-2869-7694) of our firm.

Very truly yours,

/s/ Chris Lin

Chris Lin

Enclosures

cc:	Mr. Hank Han-Chao Wang

Chunghwa Telecom Co., Ltd.

Ms. Hwa-Mei Wei

Chunghwa Telecom Co., Ltd.

William Y. Chua, Esq.
Sullivan & Cromwell LLP